FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

MARCH 16, 2023

For

HealthySole Inc.

A Delaware Corporation I.R.S EIN: 901129674

HealthySole, Inc.

774 Mays Blvd. #10-220

Incline Village, NV 89451

Phone: (415) 722-3147

Item 7. Departure of Certain Officers

On March 16, 2023 Nick DiOrio voluntarily resigned his role as Secretary of the Company.

Item 9. Other Events

On November 11, 2022, HealthySole, Inc. (the “Company”) filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware pursuant to which the Company’s name was changed to HealthySole Biologics, Inc.

The Certificate of Amendment was approved by a majority of the Board of Directors and was filed with the State of Delaware on November 11, 2022.

The Certificate of Amendment is attached hereto as Exhibit 2 and is incorporated herein by reference.

The foregoing description is only a summary of the Certificate of Amendment and are qualified in their entirety by reference to the full text of the Certificate of Amendment.

EXHBITS

Exhibit Index

Exhibit 2: Certificate of Amendment

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HealthySole, Inc.

774 Mays Blvd. #10-220

Incline Village, NV 89451

By:

s/ Robert Kassel

Robert Kassel, Director, COO, Secretary of HealthySole, Inc.

(Date): March 16, 2023

Location Signed: Incline Village, NV

s/Peter Kassel

Peter Kassel, CEO, President, Treasurer of HealthySole Inc.

(Date): March 16, 2023

Location Signed: Incline Village, NV